Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of Mitek Systems, Inc., omitting certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of September 30, 2020.

Name of Entity	Jurisdiction
IDChecker, Inc.	United States of America
Mitek Systems Private Limited	United Kingdom
A2iA Corp.	United States of America
Mitek Holding B.V.	Netherlands
A2iA SAS	France
ICAR Vision Systems, S.L.	Spain
Mitek Systems B.V.	Netherlands
A2iA LLC	Russia
ICAR Sistemas Informaticos e de Identificacao LTDA	Brazil
ICAR Mexico, Business Identity Intelligence S.A.	Mexico